UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer’s Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

 Surplus payment for Sistel plan

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) hereby informs its shareholders and the market in general that the Brazilian National Complementary Pension Plan Superintendence (Superintendência Nacional de Previdência Complementar – Previc) has approved the distribution of a surplus in the PBS-A plan, administered by Sistel.

As sponsors of this plan, the Company and its subsidiaries Telemar Norte Leste S.A. - In Judicial Reorganization and Oi Móvel S.A. - In Judicial Reorganization (jointly, the “Oi Sponsors”) will receive from Sistel the total amount of R$ 669,053,543.20 (six hundred sixty-nine million, fifty-three thousand, five hundred forty-three reais and twenty cents) in 36 monthly installments of R$ 18,584,820.64 (eighteen million, five hundred eighty-four thousand, eight hundred twenty reais and sixty-four cents). The payment of the first installment, which corresponds to the month of December 2019, has already been made by Sistel.

The Company will keep its shareholders and the market informed of any relevant developments in the subject matter of this Notice.

Rio de Janeiro, December 23, 2019

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer